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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

GENERAL INSTRUCTIONS

I.	Form F-N shall be filed with the Commission in connection with the filing of a registration statement under the Securities Act of 1933 by:

	1.	a foreign issuer that is a foreign bank or foreign insurance company excepted from the definition of an investment company by rule 3a-6 [17 CFR 270.3a-6] under the Investment Company Act of 1940 (the “1940 Act”);

	2.	a foreign issuer that is a finance subsidiary of a foreign bank or foreign insurance company, as those terms are defined in rule 3a-6 under the 1940 Act, if such finance subsidiary is excepted from the definition of investment company by rule 3a-5 [17 CFR 270.3a-5] under the 1940 Act; or

	3.	a foreign issuer that is excepted from the definition of investment company by rule 3a-l [17 CFR 270.3a-1] under the 1940 Act because some or all of its majority-owned subsidiaries are foreign banks or foreign insurance companies excepted from the definition of investment company by rule 3a-6 under the 1940 Act.

II.	Notwithstanding paragraph (I), the following foreign issuers are not required to file Form F-N:

	1.	a foreign issuer that has filed Form F-X [17 CFR 239.42] under the Securities Act of 1933 with the Commission with respect to the securities being offered; and

	2.	a foreign issuer filing a registration statement relating to debt securities or non-voting preferred stock that has on file with the Commission a currently accurate Form N-6C9 [17 CFR 274.304, rescinded] under the 1940 Act.

III.	Six copies of the Form F-N, one of which shall be manually signed, shall be filed with the Commission at its principal office. A Form F-N filed in connection with any other Commission form should not be bound together with or be included only as an exhibit to, such other form.

A.	Name of issuers or persons filing (“Filers”): XL Capital Ltd and XL Capital Finance (Europe) plc

B.	This is (select one):

☒ an original filing for the Filers ☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

	Names of registrants	XL Capital Ltd and XL Capital Finance (Europe) plc

	Form type	S-3

File Number (if known)

	Filed by	XL Capital Ltd and XL Capital Finance (Europe) plc

	Date Filed (if filed concurrently, so indicate)	Filed concurrently with S-3

D.	The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated) XL Capital Ltd - Cayman Islands

XL Capital Finance (Europe) plc - England and Wales

and has its principal place of business at (Address in full and telephone number)
XL Capital Ltd - XL House, One Bermudiana Road, Hamilton HM 11, Bermuda (441) 292-8515

XL Capital Finance (Europe) plc - XL House, 70 Gracechurch Street, London EC3V 0XL, England (44) 20 7933 7000

SEC 2306 (10-06)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.	The Filers designate and appoint (Name of United States person serving as agent)

CT Corporation System (“Agent”) located at (Address in full in the United States and telephone number)

111 Eighth Avenue, New York, New York, 10011 (212) 590-9009 as the agent of the Filers upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission, and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filers on Form (Name of Form) S-3 filed on (Date) November 28, 2008 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of Hamilton	Country of Bermuda
this 14th day	November 2008 A.D.
Filer:	By (Signature and Title):
XL Capital Ltd

This statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)	/s/ Kirstin R. Gould
(Title)	Executive Vice President, General Counsel and Secretary
(Date)	November 14, 2008

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of London	Country of England
this 14th day	November 2008 A.D.
Filer:	By (Signature and Title):
XL Capital Finance (Europe) plc

This statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)	/s/ Kirstin R. Gould
(Title)	Secretary
(Date)	November 14, 2008

Instructions

1.	The power of attorney, consent, stipulation and agreement shall be signed by the Filer and its authorized Agent in the United States.

2.	The name of each person who signs Form F-N shall be typed or printed beneath his signature. Where any name is signed pursuant to aboard resolution, a certified copy of the resolution shall be filed with each copy of the Form. If any name is signed pursuant to a power of attorney, a manually signed copy of each power of attorney shall be filed with each copy of the Form.

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Rule 489 under the Securities Act of 1933 [17 CFR 230.489] requires foreign banks and foreign insurance companies and holding companies and finance subsidiaries of foreign banks and foreign insurance companies that are excepted from the definition of “investment company” by virtue of rules 3a-1, 3a-5, and 3a-6 under the Investment Company Act of 1940 to file Form F-N to appoint an agent for service of process in the United States when making a public offering of securities. The information collected on Form F-N is publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507.